FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF – Coltel Capital increase	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Shareholders’ Meeting of the Colombian company Colombia Telecomunicaciones S.A. E.S.P (“ColTel”), 67.5% of which is owned, directly or indirectly, by Telefónica and 32.5% of which is owned by the Colombian Government – the Ministry of Finance and Public Credit of Colombia (the “Government”), has approved today:

1.	A capital increase for an aggregate amount of 4,800 billion Colombian pesos (capital and premium), approximately 1,370 million euros at the current exchange rate (the “PARAPAT-Capital Increase”).

The proceeds from the PARAPAT-Capital Increase will be used to pre-pay the entire amount of ColTel´s debt derived from the operating agreement dated 13 August 2003 (as amended, the “Operating Agreement”) with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (the “PARAPAT”).

The Telefónica Group and the Government will subscribe the PARAPAT-Capital Increase pro rata to their respective shareholding in ColTel. The Telefónica Group will disburse 3,240 billion Colombian pesos, approximately 925 million euros at the current exchange rate. The Government will assume 32.5% of ColTel’s payment obligations with the PARAPAT.

The disbursement by the Telefónica Group is subject to the condition precedent of entering into an agreement to terminate the Operating Agreement with the PARAPAT.

Following the execution of the PARAPAT-Capital Increase, ColTel´s payment obligations vis-a-vis the PARAPAT will be completely extinguished resulting in the termination of the Operating Agreement and the transfer to ColTel of the property, rights and assets earmarked for the provision of telecommunication services.

As a results of the investments from recent years and the strengthening of its financial condition derived from the capital increase, ColTel will reduce its indebtedness and obligations to make future financial payments, and will face a new phase of growth and consolidation.

2.	A capital increase for an aggregate amount of 1,651 billion Colombian pesos (capital and premium), approximately 472 million euros at the current exchange rate (the “Arbitration Award-Capital Increase”).

The proceeds from the Arbitration Award-Capital Increase will be used to pay the entire amount set forth in the arbitration award issued in the arbitration proceedings initiated by the Colombian Ministry of Information Technologies and Communications (“ITC”) in connection with its intention to revert certain assets earmarked for the provisions of mobile voice services under former concessions. As indicated in the Significant Events dated 27 July 2017, such arbitration award was not favorable to ColTel and other telecommunications operator in Colombia.

The Telefónica Group and the Government will subscribe the Arbitration Award-Capital Increase pro rata to their respective shareholding in ColTel. The Telefónica Group will disburse 1,114 billion Colombian pesos, approximately 318 million euros at the current exchange rate. The Government will assume, and consequently offset, a portion of ColTel’s indebtedness.

Telefónica’s decision to participate in the Arbitration Award-Capital Increase is a manifestation of its commitment to the company, to the continuity in the provision of services and to its customers and users, but it does not constitute, and should not be understood as, an acceptance of the sentence imposed by the arbitration award. Telefónica therefore reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international.

The execution of these transactions will have no relevant financial impact on the Telefónica Group, resulting in an increase in the consolidated net financial debt of the Telefónica Group of approximately 40 million euros, because 100% of ColTel´s payment obligations with the PARAPAT were already consolidated in the financial statements of the Telefónica Group.

Madrid, 30 August 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 30, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors